November  29, 2012

VIA EDGAR & FAX

United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549-7010
Mail Stop 4561

Attn.: Kristi Marrone, Staff Accountant

            Re:             Biocoral, Inc.
Form 10-K for the year ended December 31, 2011
Filed May 7, 2012
File Number: 001-34059
Commision File number 000-23512

Ladies and Gentlemen:

We are responding to the comments of the Securities and Exchange Commission (the "Commission") to the Annual Report of Biocoral, Inc.(The "Company") on Form 10-K for the year ended December 31, 2011 filed May 7, 2012 (the "2011 Annual Report") by letter dated October 4, 2012 to Mr. Nasser Nassiri, President.  In this regard, we have addressed the various issues raised in your letter to the best of the Company’s ability and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Form 10-K for the Year Ended December 31, 2011

1.	Comment:

Please tell us how you determined you met the requirements to be qualified as a smaller reporting company under Item 10(f) of Regulation S-K

Response:

With a limited trading volume and only limited activity in the market for its comon stock, the Compnay has approximately 1.5 million shares in public float and therefore the Company believes and determined that it should be deemed a smaller reporting company notwithstanding that the asked price for the stock tends to be high enough to indicate otherwise.  Although technically, the Company’s outstanding shares, multiplied by its average bid and asked prices, results in a number above the $75 million stated in Item 10(f) of Regulation S-K, the numbers are meaningless when applied to the Company since its stock sees only limited trades at that or any price.  Moreover, treating the Company as anything but a smaller reporting company would pose an undue compliance burden on the Company that would be completely out of proporation with the negligible benefit to its securityholders or the market from the additional disclosure. Much of the required disclosure would not apply to a company which operates on a scale such as that of the Company.

Item 1. Description of Business, page 3

2.	Comment:

In future periodic filings, please clearly disclose the expiration dates of significant patents.

Response:

The Company will identify patents which it considers significant and will include their expiration dates in future filings.

Biocoral, page 3

3.	Comment:

We note that you anticipate submitting an application for FDA approval during the next two years to sell your products in the United States. We also note that similar disclosure was made in your Form 10-KSB for the year ended December 31, 2003, and in every subsequent annual report. Please tell us what factors you considered in determining that this goal will be realized in the timeframe disclosed, or alternatively, remove the disclosure

Response:

The Company has postponed this application process due to factors within its control based on its business judgment.  In fact, the Company products in some particular applications are subject to FDA application which can take several years and may necessite the conduct of additional clinical trails. However, the Company’s product in oral surgery are subject to a particular FDA application called (510K). (See discussion on pages 9 and 10 of the Form 10-K.)  In that regard, the Company must have a local company accept responsibility for the product in the US. This is subject to conclusion of a distribution agreement with a potential US distributor. The Company had approached to few distributors, but has been unable to do so for lack of an international markeing developer and financial sources. In addition, the Company must provide the insurance for its products which may require a significant financial invesement. However, the Company continues its approach to different sources and is planning to attend the next two US dental exhibitions in 2013 and  2014.  If it is able to address these issues, the Company does currently anticipate that it will file the application within the next two years.  The Company will update its disclosure in filings going forward and explain this more fully.

Item 1A. Risk Factors, page 11

4.	Comment:

In future periodic filings, please include a risk factor discussing the risk to investors related to your possible inability to continue as a going concern.

Response:

The Company will add the requested risk factor to future periodic filings accordingly.

To date, we have generated only limited revenues from sales of our products..., page 11

5.	Comment:

We note your disclosure that for the year ended December 31, 2011, you had net sales of approximately $920,100. In future periodic filings, please revise to reconcile this amount to the financial statements (e.g., disclose the net loss of $920,100 and/or net sales of approximately $287,000).

Response:

The amount reported in the last sentence of the section dealing with generating limited sales erroneously labeled $920,000 as net sales when it should have been labeled net loss.  The amount in the financial statements reflected a net loss for the year ended December 31, 2011 was $920,103.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Patents and Product Development, page 16

6.	Comment:

We note your disclosure on page 4 that substantially all of your revenue has been derived from sales of the first generation of our products and that the second generation of products is now ready for marketing. Please revise in future periodic filings to clearly disclose the difference between the first generation and second generation of products and disclose the amount of sales generated by each. Please also describe any trends or uncertainties that you reasonably expect to have a material impact on net sales or income from continuing operations in accordance with Item 303(a)(3) of Regulation S-K. Please provide us with your proposed disclosure.

Response:

The Company intends to clarify in future filings that “second generation” products actually means the secondary therapeutic applications of its existing “first generation” products, as discussed in that same section.  An example of a secondary therapeutic application would be the use of the Company’s existing bone substitute products in the treatment and prevention of osteoporotic fractures in which it has conducted successful clinical trials for more than 15 years.

Results of Operations, page 17

7.	Comment:

We note that net sales decreased and cost of sales increased significantly from 2010 to 2011, which you describe as related to a decrease in sales of products and an increase in sales of low margined goods, respectively. In future periodic filings, please identify the amount of change attributable to increases or decreases in product sold versus sales prices and fluctuating exchange rates. In addition, elaborate upon the cause of any material change in net sales and whether or not you believe the change was caused by unusual events or if it is indicative of a trend. Please provide us with your proposed disclosure.

Response:

In future periodic filings, the Company will add a table in the following format to illustrate the amount of change attributable to increases or decreases in product sold versus sales prices and fluctuating exchange rates:

Quarter Ended	Sales Volume Increase (Decrease)	Price Increase (Decrease)	Amount Attributable to Exchange Rate Fluctuation	Total Increase (Decrease) in Net Sales
March 31, 201_
June 30, 201_
September 30, 201_
December 31, 201_
TOTAL

In addition, the  Company will add the following additional explanation at the end of the paragraph on net sales:

“Due to the economic crisis, patients have foregone the use of bone substitute in some applications, such as oral surgery, because it is not covered by national health insurance and they must pay out-of-pocket. It is not covered by national health insurance because it is considered a secondary alternative to natural bone graphing by autographing in which the patient’s own tissue is harvested and used.  Also, new, similar products made from different raw material took some portion of sales away from  the Company.”

8.	Comment:

We note your disclosure that total operating expenses increased significantly from 2010 to 2011, primarily due to an increase in your administrative expenses. In future periodic filings, please provide a discussion of the primary causes of the increase in administrative expenses or any other significant fluctuation. Please provide us with your proposed disclosure.

Response:

In future periodic filings, the Company will add a table detailing each component of the items which varied significantly, causing an increase or decrease in an expense component, indicating the reason for the variance.  The table will look substantially as follows:

Administrative expenses consisted of:

	December 31,
	2012	2011
Salary and benefits	$		$-
Travel and communication
Purchaesd services
Patents, licenses and copyrights
Other
TOTAL	$	$

Below the table the Company plans to provide an explanation of any significant increase  or decrease in an Administrative expense category, for example, as follows:

Salaries and benefits decreased $________ from $_______during the three months ended _______________  to $_______ from the three months ended _______________  as a result of work force reductions in _______________  .  Purchased services increased $________from $_____ during the three months ended _______________  to $_________during the three months ended _______________  as a result of engagement of certain consultants in _______________  in order to assist the Company to comply with new regulationsrelated to medical device products.

9.	Comment:

In future periodic filings please provide a discussion of the primary causes of the increase in the provision for slower moving inventories and identify any related trends or uncertainties. Please provide us with your proposed disclosure.

Response:

In future periodic filings, the Company will add additional disclosure if applicable as follows:

At _______________  and _______________  , the reserve for slower moving inventories was $_______________  and $_______________  , respectively.  For the nine months ended _______________  and _______________  , the provision for slower moving inventories was $_______________  and $_______________  , respectively.

The Company periodically provides for slower moving inventories to net the diminished value of its inventory due to lower sales during certain periods.  The Company continues regular production of its products despite the slow movement of inventory during these periods and adds this provision accordingly to reflect diminished value.  The diminution in value is actually a reflection of the age of the inventory and the cost of sterilization requirements.   The Company believes that the slower sales are the result of factors described above and are not due to patent lapses or any factor relating to patentability or efficicacy of its products.

Management's Report on Internal Control over Financial Reporting, page F-2

10.	Comment:

In light of the significant changes in internal control over financial reporting that you were to implement subsequent to December 31, 2011 as noted in the sixth paragraph of the report of independent registered public accounting firm on internal control over financial reporting, please explain to us how you concluded that internal control over financial reporting was effective as of December 31, 2011.

Response:

The Company’s internal control over financial reporting did not make any significant changes.  The only recommendation from the Company’s auditor is that the Company provide better documention of its actual internal controls on a quarterly basis and upgrade its tailored programs to demonstrate that the testing includes critical aspects of the components of internal controls.  The Company will continue to perform the same tests but on a more frequent basis (quarterly).  Moreover, the report confirms that the the Company “maintained in all material respects, effective internal control over financial reporting” under COSO.  Based on this, the Company does not believe the more frequent documentation constitutes a significant change to its internal controls but that its internal controls were effective as of December 31, 2011 as reflected in the report of the independent registered public accounting firm.

11.	Comment:

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information to address the following comments.

a)
Please tell us how you evaluate and assess internal control over financial reporting. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b)
Please tell us how you maintain your books and records and prepare your financial statements. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GA,AP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c)
Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

•	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

•
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

d)	Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Response:

11(a) and (b):

Rogoff & Company, P.C. (“Rogoff”), a U.S. Certified Public Accounting Firm, who is a member of the AICPA, the private practice section and a former PCAOB Registered Firm is the external bookkeeper and the preparer of our Consolidated Financial Statements. Rogoff was also our former auditor.

Rogoff prepares our books of original entry for all subsidiaries, except for Biocoral France, from various source documents. After all transactions have been recorded the Company reviews the accounting for completeness and accuracy.  Biocoral France books of originated entry and Financial Statements are done by both internal and external staff and are closely monitored by the Company throughout the process. After the review and approval process has been completed the Financial Statements of Biocoral France is audited by another non-PCAOB Firm located in France which is familiar with US GAAP because it was a PCAOB registered firm for several years in the past.

The audited Financial Statements for the year-end and the reviewed Financial Statements for each quarter of Biocoral France are submitted to Rogoff and is thereafter consolidated with the other subsidiaries. Rogoff then prepares the companywide Consolidated Financial Statements. Prior to submission to the Company, the records as well as the Consolidated Financial Statements are reviewed by the Quality Control Director at Rogoff. Rogoff then provides the Company with a complete set of consolidating work papers, all subsidiaries general ledgers, all adjusting and eliminating journal entries with source document support, and the Consolidated Financial Statements.  After the Company approves the entire package (work papers, journal entries, books of original entry, all source documents, and the Consolidated Financial Statements) is sent to our independent PCAOB registered auditors for audit or review, as the case may be.

11(c)

Rogoff & Company, P.C.
355 Lexington Avenue
New York, NY 10017

They have been associated with Biocoral, Inc. and its subsidiaries in various types of engagements since the year 2002.  The partner in charge has more than 30 years of auditing experience and has been involved with public company accounting since the early 1980’s.

Rogoff and Company spent approximately 200 hours and was paid $9,100 for accounting and tax services.

11(d)

During the financial statements preparation process, Rogoff advises the Company of matters relating to U.S. GAAP that come up in the course of their preparation of the financial statements to be audited or reviewed by its independent registered public accounting firm, so that an understanding by the Company and its board of directors of the impact and consequences of measurement, presentation and disclosure issues needed to be dealt with in the financial statements to be included with the contemplated filing with the SEC is accomplished.  In addition, as  our independent registered public accounting firm performs its audit or review of the respective financial statements and notes to financial statements, Rogoff also discusses U.S. GAAP issues so that the board of directors have an understanding of the appropriate disposition of these items in the financial statements before they are to be filed with the SEC.

Consolidated Statements of Operations, page F-6

12.	Comment:

Adjusted gross profit is a non-GAAP measure. Please remove this subtotal from the face of your financial statement. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response:

The Company will remove the subtotal, as requested, from future filings.

Consolidated Statements of Cash Flows, page F-8

13.	Comment:

We note that several line items within the operating activities section of the consolidated statements of cash flows do not agree to the change reflected in the corresponding line item on the consolidated balance sheets including the effect of foreign exchange translation. Specifically, please tell us how you calculated the change in inventories, accounts payable, due to officer, and accrued interest payable as disclosed on the 2011 statement of cash flows. We may have further comment.

Response:

The changes were calculated as follows:

        a.   Inventories – the $74,383 decrease is reflected in the two captions entitled “Provision for slower moving inventories” ($46,339) and “Change in inventories” ($28,044).

        b.   Accounts payable – the $79,109 decrease consists of the $24,919 change reported and a $54,190 reclassification from accounts payable to due to officer (see c. below).

        c.   Due to officer – the $435,798 total decrease (current - $269,680 decrease; long-term - $166,118 decrease) consists of (1) $144,500 increase reported in operating activities, (2) $34,488 decrease reported in financing activities, (3) $600,000 decrease reported in non-cash financing activities, and (4) $54,190 increase from the reclassification from accounts payable (see b. above).

        d.   Accrued interest payable – the $169,473 increase consists of the $269,156 increase reported in operating activities less the $99,683 decrease reported in non-cash financing activities.

Note 3 – Summary of Significant Accounting Policies, page F-9 Patent Costs, Net, page F-11

14.	Comment:

Please tell us how you determined that there was no impairment related to your patent costs as of December 31, 2011. If you performed an impairment test, please provide us with the significant assumptions used in your projection of future cash flows. If you did not perform an impairment test, please tell us how you determined there were no indicators of impairment. In this regard, we note your significant losses from operations and net cash used in operating activities, your disclosure on page 18 that it is likely that you will continue to incur net losses through at least 2012, your disclosure on page F-9 of substantial doubt about your ability to continue as a going concern, your conclusion that it is more likely than not that you will not realize a benefit from your net operating loss carryforward, your increases in the reserve for slower moving inventories, and your disclosure on page 6 related to autologous fibrin glue that you do not believe that you will be able to complete the program successfully. Refer to ASC 350-30-35-14.

Response:

The Company and its accountants performed an impairment test to determine that there was no impairment related to its patent costs.  The most significant assumption used in projection of future cash flow for the test was a projected minimal increase in sales until successful settlement of two Company lawsuits, the most significant of which is against a third party in charge of production and marketing of one of the Company’s patented products.  Information regarding the lawsuits appears in  the Annual Report at page 16.  The projected cash flows include the proceeds of the more significant lawsuit assumed to be collected commencing in 2016.  The Company believes that the assumptions regarding the lawsuits are valid. The Company’s evaluation of the potential for impairment of patent costs at December 31, 2011 was audited during the audit of its financial statements for the year ended Decemer 31, 2011 by its independent registered public accounting firm.

The undersigned, on behalf of the company, hereby  acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any further questions or comments regarding the foregoing or the Company’s disclosure.

Sincerely,

BIOCORAL, INC.

	By:	/s/
Nasser Nassiri,
President, CEO and Chairman
cc: Jonathan Wiggins, Staff Accountan